As filed with the Securities and Exchange Commission on June 10, 2015

Registration No. 333-201156

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACIFIC DATAVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	33-0745043
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 Garret Mountain Plaza

Suite 401

Woodland Park, NJ 07424

(973) 771-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Pescatore

Chief Executive Officer and President

3 Garret Mountain Plaza

Suite 401

Woodland Park, NJ 07424

(973) 771-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Jeff Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Tel: (858) 677-1400

Fax: (858) 677-1401

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Explanatory Note

On December 19, 2014, we filed a registration statement with the Securities and Exchange Commission, or the SEC, on Form S-1 (File No. 333-201156) (the “Registration Statement”). The Registration Statement, as amended, was declared effective by the SEC on January 26, 2015 to initially register for resale by the selling stockholders identified in the prospectus an aggregate of 11,925,000 shares of our common stock, par value $0.0001 per share. This post-effective amendment is being filed to (i) include information from our Annual Report on Form 10-K for the year ended March 31, 2015 (the “Annual Report”); and (ii) update certain other information in the prospectus relating to the offering and sale of the shares that were registered for resale on the Form S-1. The Annual Report is incorporated by reference herein and is listed in “Part I – Documents Incorporated by Reference”.

No additional securities are being registered under this post-effective amendment. All applicable registration and filing fees were paid at the time of the original filing of the Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated June 10, 2015

PRELIMINARY PROSPECTUS

PACIFIC DATAVISION, INC.

10,988,237 Shares of Common Stock

This prospectus relates solely to the resale of up to an aggregate of 10,988,237 shares of our common stock, par value $0.0001 per share, by the selling stockholders identified in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in private placement transactions in reliance on exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). We are registering the resale of these shares of common stock by the selling stockholders to satisfy registration rights we have granted to the selling stockholders.

The selling stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We do not know when or in what amount the selling stockholders may offer the securities for sale. The selling stockholders may sell some, all or none of the securities offered by this prospectus.

The selling stockholders will receive all proceeds from the sale of our common stock hereunder, and therefore we will not receive any of the proceeds from their sale of shares of our common stock hereunder. The shares which may be resold by the selling stockholders constituted approximately 75.3% of our issued and outstanding common stock as of May 27, 2015, after taking into account the conversion of the Class B units of our subsidiary, PDV Spectrum Holding Company, LLC.

Our common stock is traded on The NASDAQ Capital Market under the symbol “PDVW.” On June 9, 2015, the last reported sale price of our common stock was $46.36 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See “Summary – We are an Emerging Growth Company.”

Investing in our common stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 12 for a discussion of certain risk factors that you should consider before investing in our common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2015

THE COMPANY HAS NOT REGISTERED THE SHARES OF COMMON STOCK THAT MAY BE SOLD BY THE SELLING STOCKHOLDERS UNDER THE SECURITIES LAWS OF ANY STATE. SELLING STOCKHOLDERS, AND ANY BROKERS OR DEALERS, EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THAT THE SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE STATE OR STATES IN WHICH SALES OF THE SHARES OCCUR AS OF THE TIME OF SUCH SALES, OR THAT THERE IS AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES LAWS OF SUCH STATES.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

For investors outside the United States: We have not, and the selling stockholders have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

CERTAIN IMPORTANT INFORMATION

Frequently Used Terms

In this prospectus, unless the context suggests otherwise:

•	references to “Pacific DataVision,” “the Company,” “we,” “us” or “our” refer to Pacific DataVision, Inc., and our wholly owned subsidiary PDV Spectrum Holding Company, LLC.

The following terms used in this prospectus have the meanings set forth below:

•	“900 MHz band” means those electromagnetic radio spectrum pairs located between 896-901 MHz (uplink frequencies) and 935-940 MHz (down link frequencies) that are licensed for use in the United States by the FCC.

•	“B/ILT” means Business/Industrial/Land Transportation.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“FCC” means the Federal Communications Commission.

•	“FCC Licenses” means the licenses to spectrum in the 900 MHz band we acquired from Sprint pursuant to the Sprint APA.

•	“Fiscal 2015” means the year ended March 31, 2015.

•	“Fiscal 2016” means the year ending March 31, 2016.

•	“iDEN” means Integrated Digital Enhanced Network.

•	“Motorola” means Motorola Solutions, Inc. and its subsidiaries.

•	“June 2014 private placement” refers to our June 10, 2014 issuance and private sale of 10,925,000 shares of our common stock pursuant to Rule 144A, Regulation S and Section 4(a)(2) under the Securities Act.

•	“Motorola Digital Technology” means a proprietary Motorola digital radio product which may be Motorola’s MotoTRBO Technology or another digital technology selected by the Company.

•	“Nextel” means Nextel Communications, Inc.

•	“PTT” means push-to-talk.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“SMR” means Specialized Mobile Radio.

•	“Spectrum Assets” refers to the FCC Licenses and operating equipment we acquired from Sprint pursuant to the Sprint APA.

•	“Spectrum Closing” refers to September 13, 2014, the date we acquired the Spectrum Assets from Sprint.

•	“Sprint” means Sprint Corporation or its subsidiaries.

•	“Sprint APA” refers to the Asset Purchase Agreement, dated May 13, 2014, as amended on May 28, 2014, between the Company and Sprint.

Market and Industry Data

Market data presented in this prospectus was developed based on our research of information and publications available to us as well as our good faith estimates. We believe that the information we considered in our research to be reliable. However, we have not independently verified all of the third party data we considered

ii

as part of our research. Forecasts and other forward-looking information we developed from these sources are subject to the same qualifications and uncertainties that apply to the other forward-looking statements that are described in this prospectus. In addition, while we are not aware of any misstatements regarding the market or industry data presented herein, such statements involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” beginning on page 10 of this prospectus.

Trademarks

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks and trade names that we own or have rights to use that appear in this prospectus include: Pacific DataVision™, PDV™, pdvConnect®, pdvWireless™ and DispatchPlus™, which may be registered or trademarked in the United States. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 12 of this prospectus and the financial statements and related notes incorporated by reference into or included elsewhere in this prospectus before making an investment decision.

Overview

We are the only nationwide licensee of spectrum focused on implementing a nationwide dispatch network dedicated solely to businesses. We intend to deploy our network in 20 major metropolitan areas in the United States and to focus on serving dispatch-centric small and medium-sized businesses with fewer than 1,000 employees. We conduct business under the name pdvWireless.

Our Market Opportunity

The demand for wireless telecommunications has grown rapidly over the last twenty years, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. Within the wireless telecommunications industry, we believe there is a subset of users who demand a tailored solution suited to the dispatch-centric nature of their businesses. These dispatch-centric users typically have extended mobile asset and human resource profiles and have business operations that require simple, instant and reliable communications among their employees and business partners. These businesses operate within industry verticals such as construction, distribution, transportation, field services, waste management and hospitality. Given the nature of their operations, we believe certain users prefer instant PTT communication capabilities, which allow them to communicate with one touch of a “button” to another user (one-to-one) or many users (one-to-many) within their organizations. In dispatch applications, PTT provides several advantages to its users over telephony and data-based services, including: an easy-to-operate one-touch button, efficiency of communications and rugged equipment optimal for field use. Overall, PTT provides these users with functionality that increases speed, simplicity and reliability of communications.

In connection with our June 2014 private placement, we estimated the potential size of our addressable market by analyzing the 20 largest metropolitan statistical areas (“MSAs”) in the United States. Based on our analysis, we estimate that there are approximately 6.8 million users that are employed by our target customers within these 20 largest MSAs, which are small and medium-sized businesses of 1,000 or fewer employees in the construction, distribution, transportation, field services, waste management, and hospitality verticals. This translates to an addressable market size of approximately $2 billion to $5 billion in these 20 largest MSAs assuming that each such user is paying between $25 to $60 per month for their wireless services today.

We intend to establish our dispatch network in 20 major metropolitan areas throughout the United States. We expect that the 20 major metropolitan areas we select will include most, but not all, of the 20 largest MSAs. We plan to select our markets as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market. We anticipate our first markets will be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions. We intend to have sites in service in our first four markets by the end of June 2015. We have commenced the site development process for these markets, including leasing cell tower sites and engaging in the engineering work required to bring sites into service. We have also commenced the process of retaining wireless dealers to act as our sales representatives for our network services in these markets. In March 2015, we commenced beta testing of our network in our first market.

Our Spectrum Assets

On September 15, 2014, we acquired the Spectrum Assets from Sprint, which included: (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. Sprint divested the Spectrum Assets (which accounts for, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States) primarily because the channel assignments are non-contiguous and not currently useable for the broadband technology Sprint is deploying. We purchased the Spectrum Assets for $100 million, with $90 million paid in cash from the proceeds of the June 2014 private placement and $10 million paid in shares of our common stock. We estimate that we acquired the Spectrum Assets for approximately $0.06 per MHz of the U.S. population in our licensed market area (“MHz/POP”). As of March 31, 2015, Sprint held approximately 3.55% of our issued and outstanding shares of common stock.

The FCC has allocated the 900 MHz band into 40, 10-channel blocks of contiguous channels alternating between blocks for operation of SMR commercial systems and for operation of systems and blocks designated for B/ILT users, with FCC rules also enabling B/ILT blocks to be converted to SMR use. Subsequently, the FCC conducted overlay auctions on the SMR designated blocks that awarded geographic based licenses on a Major Trading Area (“MTA”) basis while affording operational protection to incumbent, site-based licensees in those areas. We are now the largest licensee in the 900 MHz band, holding, on average, approximately 60% of the total number of SMR and B/ILT licensed frequencies in the 900 MHz band in the top 20 metropolitan markets in the United States. We hold almost every SMR MTA geographic license in all but a few markets in the United States, which provides us with a nationwide footprint in the contiguous United States plus Hawaii, Alaska and Puerto Rico as well as licenses for B/ILT and converted B/ILT licenses in most major markets for an average of 240, 900 MHz channels in the top 20 metropolitan markets in the United States. We are not aware of any material interoperability issues with the 900 MHz spectrum licenses we acquired from Sprint.

Our Spectrum Opportunity

The current non-contiguous spectrum we acquired from Sprint is available for immediate use by proven narrowband technologies and we believe is more than sufficient to support our current business plan. Nevertheless, we believe that customer demand for high speed data and video services, even in the case of PTT users, should provide an impetus for the FCC to consider and potentially approve a change of a portion of the 900 MHz spectrum from narrowband to broadband. We believe there is a directly relevant precedent for this change within the 800 MHz band. In the 1990’s, licensees of the 800 MHz spectrum, including Nextel, approached the FCC with a request to revise its rules to permit a rebanding, or reconfiguration, of portions of the spectrum to create a broadband opportunity. The 800 MHz spectrum, on which Sprint is currently deploying portions of its network, is now, as a result of a series of FCC proceedings, a contiguous block of 14 MHz, or 7 MHz by 7 MHz (7x7 MHz).

In November 2014, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. In response to this filing, the FCC issued a public notice requesting public comments from interested third parties and asked a number of questions about our Joint Petition for Rulemaking. A number of interested third parties, including several incumbent operators, filed comments with the FCC expressing their views, including both support and concern, and asking a number of technical questions about our Joint Petition for Rulemaking. In March 2015, we scheduled and participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process, and in May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking. The proposed rules outline our recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band. Although we believe our Joint Petition for Rulemaking is proceeding through the FCC process as we anticipated, we expect FCC consideration of our request to repurpose a portion of the 900 MHz spectrum from narrowband to broadband will take a significant amount of time. In addition, there is no assurance that the FCC will adopt our proposed rules, or ultimately approve our Joint Petition for Rulemaking. Further, the FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

Recent Corporate Highlights

During our fiscal year ended March 31, 2015 and through the date of this prospectus, we have achieved a number of corporate milestones and successes:

•	We assembled a management team of telecommunications industry veterans focused on building the nation’s most business-centric, value-oriented wireless communications solutions provider.

•	In June 2014, we completed a private placement financing in which we raised net proceeds of approximately $202.0 million.

•	In September 2014, we secured the necessary FCC approvals and completed our acquisition of the Spectrum Assets from Sprint Corporation for $100 million, including $90 million in cash and $10 million in shares of our common stock.

•	In September 2014, we entered into an agreement with Motorola Solutions, Inc. in which Motorola agreed to lease a portion of the Spectrum Assets in exchange for an upfront, fully-paid leasing fee of $7.5 million and a $10 million investment in us.

•	In October 2014, our President and Chief Executive Officer, John Pescatore, became a member of the board of directors of the Enterprise Wireless Alliance and we attended its leadership summit as the first step in raising our profile in the wireless industry.

•	In October 2014, we began the process of building out our dispatch network.

•	In November 2014, we and the Enterprise Wireless Alliance filed a Joint Petition for Rulemaking with the FCC proposing a realignment of a portion of the 900MHz spectrum from narrowband to broadband. The petition was placed on Public Notice by the FCC and comments and reply comments were received in January 2015.

•	In February 2015, we became a public reporting company and listed common stock for trading on The NASDAQ Capital Market under the symbol “PDVW.”

•	In March 2015, we participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process.

•	In late March 2015, we commenced beta testing of our dispatch network in our first market. We plan to deploy our networks in 20 major metropolitan markets over the next eighteen months.

•	In May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking, which outline recommended procedural and technical operating parameters and processes related to the administration and sequence of the proposed realignment of the 900 MHz band. The proposed rules were placed on Public Notice for comments through June 29, 2015 with reply comments due on July 14, 2015.

•

In May 2015, we completed a registered follow-on public offering of common stock resulting in the sale of 1,725,000 shares at a purchase price to the public of $40.00 per share, which includes 225,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option. Net proceeds were approximately $64.8 million after deducting underwriting discounts and commissions, and estimated offering expenses.

Our Dispatch Product Offerings

For our targeted set of dispatch-centric small and medium-sized business customers, we intend to offer our DispatchPlus communication service that will allow users to instantly set up PTT communications – either privately (one-to-one) or within a group (one-to-many) – within a regional service area. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we or our sales representatives offer to customers.

We also intend to include our proprietary, cloud-based pdvConnect mobile resource management solution as part of our DispatchPlus communication service. We designed pdvConnect to help companies increase their productivity through the delivery of real-time information from mobile workers to dispatch operators. The solution will enable quick response among workers in the field and streamlined dispatch operations through faster exchanges of information by prioritizing messages from the field, which can reduce or eliminate wasteful “on hold time,” and will aid in documenting incidents or work activities and collecting operational data to improve customer satisfaction. As a cloud-based solution, pdvConnect will allow users to deliver voice messages to any computer (via the internet) or to any phone on any network, thereby greatly enhancing the PTT communication capabilities of field personnel and allowing them to communicate not only with personnel within their organizations, but also with suppliers, vendors and customers.

Our pdvConnect mobile resource management solution will come bundled with the PTT handsets and devices offered to our customers. Therefore, each handset and device will be “ready out of the box” and will not require additional downloading of software. We also intend to offer customers our DispatchPlus solution at a monthly price that is significantly lower than the price they would pay for comparable services and functionality from the large carrier networks (Tier 1). Based on our market research, the Tier 1 carriers currently charge their customers monthly fees of $50 or more per subscriber for a comparable set of service and applications (i.e., unlimited PTT, mobile resource management solutions and SMS messages).

We intend to primarily offer our DispatchPlus solution to customers indirectly by entering into sales representative agreements with existing wireless dealers. We intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to select sales representatives. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity.

Currently, our target customers use PTT products on Tier 1 carriers via cellular systems or on local SMR networks. However, we believe our proprietary solution should provide significant advantages against each.

DispatchPlus versus Tier 1 Carrier Dispatch. For customers who require reliable dispatch radio service, we believe our solution will be superior to current services provided by the Tier 1 carriers due to several key factors, including:

•	Lower monthly price – We will offer our solutions at a monthly price that is significantly lower than the monthly service fees currently charged by Tier 1 carriers for comparable features and applications.

•	Simplicity – Our handsets will allow for one-button dispatch calls (one-to-one and one-to-many) and are purpose-built for and dedicated to dispatch and field use.

•	Functionality – Our network and customer handsets and devices will be dedicated to dispatch (not super-imposed on a network designed for telephony and data), allowing for decreased latency and improved functionality and overall ease of use.

•	Support – We intend to provide an enterprise-grade, dedicated customer support team with specific expertise in dispatch communications and mobile resource management solutions.

DispatchPlus versus Traditional Local SMR Dispatch. We believe our solution will be superior to current products offered by local SMR providers due to several key factors, including:

•	Coverage – We have the opportunity to offer our customers a consistent service across a greater coverage area given our national spectrum position.

•	Simplicity – Our unique, patented resource management tool will be included in our solution for one low price. On local SMR networks, some of the functionality, but not all, can be obtained through separate purchases from multiple third-party vendors.

•	Functionality – We believe the workforce enhancement features included in our pdvConnect mobile resource management solution, some of which are not offered on local SMR networks, will allow our customers to recognize superior value and return on investment.

•	Capacity – While many local SMR operators have constrained spectrum, the spectrum we acquired from Sprint will generally support significantly more customers per target market (See “Business – Our Market Opportunity” contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 10, 2015).

Our Current Operations. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business customers who utilize Tier 1 cellular networks. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States. We previously marketed through an international Tier 1 carrier in Mexico. Our agreement with such international carrier will end during the first quarter of Fiscal 2016. We have entered into standard reseller, co-marketing and license agreements with these third-party carriers in the ordinary course of business. Our Tier 1 carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $19.99. For the year ended March 31, 2015, approximately 97% and 3% of our revenues were from domestic and international sales of pdvConnect, respectively. Revenues from these three carriers accounted for 54%, 28% and 3% of our revenues for Fiscal 2015, respectively. Nevertheless, based on the net proceeds we received in the June 2014 private placement and our current business strategy, we do not believe that the loss of any one of these third-party carriers would have material adverse effect on our business taken as a whole. Since inception, we have invested over $10 million into developing this proprietary technology.

Management Team Expertise. Our senior management team includes Brian McAuley and Morgan O’Brien, who were the co-founders of Nextel. In addition to Messrs. McAuley and O’Brien, our senior management team also includes several executives, including John Pescatore, our President and Chief Executive Officer, Timothy Gray, our Chief Financial Officer, and Leon Frazier, our Chief Sales and Marketing Officer, each of whom were involved in the growth of Nextel’s dispatch business. Their Nextel business plan first offered business users a dedicated dispatch radio network and then consolidated the fragmented 800 MHz SMR industry and eventually launched a nationwide dispatch radio network. They teamed with Motorola to develop the iDEN technology on which the Nextel dispatch radio network was deployed, and Motorola eventually became a major investor in Nextel when it sold Nextel its 800 MHz operations. After growing the subscriber base to approximately 23 million users, Nextel merged with Sprint at a stand-alone value of $36 billion in 2005. Since our acquisition of the Spectrum Assets in September 2014, we continued to assemble a management team of experienced and successful sales, operating, and technology personnel many of whom our senior management team previously worked with at Nextel or at other companies throughout the wireless industry.

Our Competitive Strengths

We believe the following strengths can provide us with a significant competitive advantage in implementing our business strategy:

Executive Team Track Record. Our senior executive team has a long, proven track record, with over 80 years of combined experience in the wireless telecommunications and dispatch radio industry. They are considered to be leaders in the industry and led the creation of the first all-digital nationwide wireless network that brought PTT to the mass business and consumer markets. Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, were the co-founders of Nextel. While Mr. O’Brien remained on the board at Nextel, Mr. McAuley, after serving as Nextel’s President and Chief Executive Officer for seven years, went on to found NeoWorld Communications in 1999. NeoWorld was subsequently purchased by Nextel in 2003. In addition, several members of our current management team held leadership roles at Nextel, including our President and Chief Executive Officer, John Pescatore, who also served at NeoWorld, Leon Frazier, our Chief Sales and Marketing Officer, and Timothy Gray, our Chief Financial Officer. We believe the combined strength of our executive team provides us with a significant competitive advantage.

Dedicated Network. We believe our ability to provide a dedicated network to our targeted dispatch-centric customers in select markets throughout the United States will be a significant competitive advantage. Although the largest carriers offer a PTT service, these PTT solutions are super-imposed on a network designed primarily for telephony and data-based services. As a result, many short-comings exist. Some of these shortcomings can include latency, or delay, issues, as well as reduced quality, functionality and overall ease of use. We believe our network solution, which will be dedicated to dispatch, can restore the speed, simplicity and reliability demanded by our targeted dispatch-centric customers and can enhance their communications within their organizations and with their suppliers, vendors and customers.

Bundled Mobile Resource Management Solution. Our DispatchPlus service will bundle our pdvConnect mobile resource management solution with a dedicated network and customer handsets and devices designed for dispatch and PTT communications, all at a monthly price that is significantly lower than the price customers would pay for comparable services and functionality from the Tier 1 carriers. While SMR dispatch providers may offer their solutions at competitive prices, we believe our DispatchPlus service should provide two significant advantages: (i) our service should provide greater coverage given our nationwide spectrum position and (ii) our service will include our proprietary pdvConnect solution, which on local SMR networks, can only be obtained piecemeal through separate purchases from third-party vendors.

Attractive Pricing Model. We believe our total solution should provide significant value for our dispatch-focused customers and arguably greater value than our competitors’ comparable offerings. We intend to offer our solution at a monthly price that is significantly lower than the monthly fees currently charged by Tier 1 carriers for comparable offerings. In addition, given the amount of “prime” (below 1 GHz) spectrum we acquired, and particularly the price at which we acquired it, we believe our cost for spectrum is considerably less than recent industry transactions, which should provide us with the opportunity to provide significant value to our customers. We believe the value that we can offer to our customers will drive our ability to attain market share and increase our market penetration.

Robust Financial Model. We believe several advantages in our business model will drive attractive financial returns. We plan to deploy a network using high-site, high-power architecture which on average will initially require 10 to 12 sites per market, as compared to hundreds of sites required by the low-site, low-power architectures that many of our competitors utilize. We believe this will drive significantly lower operating expense and capital expense obligations versus Tier 1 carriers. Also, because our solution is integrated with a customer’s business processes and the customer makes an investment in the equipment when they select our solution, we believe that the churn rate of our target customers will be lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Strategic Relationships. We have long-standing relationships with customers, vendors and wireless industry leaders. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer customers. In addition, we intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to sell our service. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity. Also, we believe our long-standing relationships with our customers and wireless industry leaders will help us develop our dispatch network. In addition, in connection with the acquisition of the Spectrum Assets, our subsidiary, PDV Spectrum Holding Company, LLC, entered into an agreement with Motorola in which it agreed to lease a portion of our FCC Licenses in exchange for an upfront, fully-paid lease fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its Class B Units on a one-for-one basis into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We have the right to force Motorola’s conversion into shares of the Company’s common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not entitled to any profits or other distributions from the operations of PDV Spectrum Holding Company, LLC.

Under the terms of our lease agreement with Motorola, Motorola can use the leased channels to provide narrowband services to certain qualified end-users. The end-users can only use the leased channels for their own internal communication purposes. The end-users cannot sublease the channels to any other end-users or to any commercial radio system operations or carriers.

The lease agreement specifically states that the channels leased to Motorola will not be used in a manner that would be competitive with our services and limits the total number of channels that Motorola can lease. The lease agreement provides us with flexibility regarding the future use and management of our spectrum, including setting forth relocation and repurposing policies for the leased channels.

Motorola cannot enter contracts with end-users after December 31, 2020 without our consent and the payment of an additional fee. The initial lease period for any end-user cannot last more than seven years, and the lease can be renewed for up to three years, for an aggregate lease period of up to 10 years. In addition, we agreed to purchase equipment manufactured by Motorola for our network, provided that Motorola makes reasonable efforts to ensure the equipment meets our required sourcing criteria.

Our Business Strategy

We intend to seek to generate revenue growth through the following strategies:

Establish a Nationwide Presence. We are a licensee of nationwide spectrum in the 900 MHz band. We intend to establish a nationwide presence by first entering 20 major metropolitan areas in the United States. Within these markets, we intend to provide a dedicated network to our targeted dispatch-centric customers, which we believe will reduce many of the functionality issues these customers currently experience on the Tier 1 carrier networks and will allow for full operability, even during high usage events. As the only nationwide licensee focused on the dispatch network, we will have the opportunity to offer strong dispatch-only coverage in the United States, which will allow us to serve businesses with a presence in more than one local market. In addition, we believe this national presence should provide us with both scale and leverage that existing local SMR competitors may have difficulty achieving. We intend, based on current assessments, to have sites in service in our first four markets by the end of June 2015. We believe, based on our current assessments, that the expenses to establish our dedicated network in these 20 metropolitan areas will range from $30 million to $50 million.

Provide a Differentiated Service. Following Sprint’s decision to de-commission its iDEN network in June 2013, we believe a compelling opportunity to provide a differentiated PTT service has emerged. We intend to provide our differentiated DispatchPlus solution using state-of-the-art technology on dedicated networks in 20 major metropolitan areas throughout the United States. DispatchPlus, comprised of PTT communications and our proprietary pdvConnect solution, will provide our customers with instant PTT communications abilities combined with a holistic workforce management solution, pdvConnect, that allows our customers to achieve greater workplace efficiency and return on investment. We believe DispatchPlus should provide our target customer group with the speed, simplicity, reliability and efficiency they demand.

Acquire and Retain the Most Valuable Customers. We intend to focus on acquiring and retaining the most valuable customers spanning industry verticals that have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management, and hospitality. Given the potential advantages of our service over current PTT and dispatch solutions, we believe that we have the opportunity to gain market share as our customers choose our solution for a variety of factors, including price, quality of service, functionality, reliability and ease of use. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in equipment when they select our solution, we believe that the churn rate of our target customers will be significantly lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Leverage our Established Industry Relationships. Due to our executive team’s long, proven track record, we have significant market expertise and established industry relationships. We have significant relationships with wireless industry leaders and PTT operators. We intend to leverage these relationships in order to provide us with both a strategic and operational advantage. In addition, we intend to leverage our existing relationships to hire and retain experienced and successful sales, operating, and technology personnel. We have entered into a reseller agreement with Motorola, who has agreed to provide us with its Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to our customers. We also intend to utilize Motorola’s existing dealer network to sell our service. We believe this approach will “jump start” our sales and distribution network, thus reducing the typical distribution start-up costs and providing more immediate sales productivity.

Strategically Expand and Enhance Geographic Market Presence. Once we have successfully entered our initial 20 target markets, we intend to seek to further expand and enhance our geographic market presence into other attractive market areas, including smaller, medium-sized markets through a variety of means, including deploying our own systems, leasing, or franchising operations throughout the United States.

Increase the Value of Our Spectrum. We hold, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States. While we intend to provide our DispatchPlus product on narrowband technologies over the shorter term, we anticipate demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change over the longer term. We believe our past successes, combined with our anticipated market position as a leading private dispatch carrier, provides us with the opportunity to request that the FCC repurpose a portion of our spectrum. We believe this strategy can significantly increase the value of our spectrum, possibly leading to 3x3 MHz broadband opportunities. In furtherance of this strategy, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. In response to this filing, the FCC issued a public notice requesting public comments from interested third parties and asked a number of questions about our Joint Petition for Rulemaking. A number of interested third parties, including several incumbent operators, filed comments with the FCC expressing their views, including both support and concern, and asking a number of technical questions about our Joint Petition for Rulemaking. After these public comments were filed, we scheduled and participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process, and in May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking. The proposed rules outline our recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band. Although we believe our Joint Petition for Rulemaking is proceeding through the FCC process as we anticipated, we expect FCC consideration of our request to repurpose a portion of the 900 MHz spectrum from narrowband to broadband will take a significant amount of time, and there is no assurance that the FCC will approve our request. Furthermore, any FCC approval or repurposing may be subject to legal objections from other licensees and users of the 900 MHz spectrum. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband. In addition, the FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

We intend to prioritize our future expenditures on acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that we believe will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking.

Stock Exchange Listing

On February 3, 2015, shares of our common stock became listed for trading on The NASDAQ Capital Market under the symbol “PDVW.”

Company Information

We were incorporated in California in 1997, and reincorporated in Delaware in May 2014. Our principal executive offices are located at 3 Garret Mountain Plaza, Suite 401, Woodland Park, New Jersey 07424. Our main telephone number is (973) 771-0300. Our internet website is located at http://www.pdvwireless.com. Information contained on our website is not part of the registration statement of which this prospectus is a part.

Summary Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our common stock; including

•	We have a limited operating history with respect to our business, which makes it difficult to evaluate our prospects and future financial results, and our business may not be successful.

•	The wireless communications industry is highly competitive, and in order for us to compete effectively we will need to gain market share.

•	We have had net losses each year since our inception and may not achieve or maintain profitability in the future.

•	Our efforts to increase the value of our spectrum may not be successful, or may take more time or be more costly than anticipated.

•	Government regulation could adversely affect our prospects and results of operations; the FCC and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects, future growth or results of operations.

•	Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

•	Spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our spectrum initiatives and our planned business operations and future growth.

•	We depend on our key personnel.

•	Our common stock prices may be volatile which could cause the value of an investment in our common stock to decline.

We are an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year following January 26, 2020, (b) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (c) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior September 30th, and (d) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure requirements in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

The Offering

Common Stock Offered by the Selling Stockholders	A total of up to 10,988,237 shares of our common stock, including 500,000 shares of common stock issuable upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola. The selling stockholders may from time to time sell some, all or none of the shares of common stock pursuant to the registration statement of which this prospectus is a part.

Shares of Common Stock Outstanding(1)	14,255,493

Use of Proceeds	The selling stockholders will receive all of the proceeds from the sale of shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 12.

Trading Symbol	“PDVW”

(1)	The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of May 27, 2015, including the shares held by the selling stockholders. This number does not include:

(i) issued and outstanding stock options to purchase 1,465,701 shares of our common stock at a weighted average exercise price of $21.63 per share;

(ii) issued and outstanding restricted stock units for 128,001 shares of our common stock;

(iii) a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share;

(iv) 450,901 shares of our common stock which are available for future issuance under our 2014 Stock Plan and the annual increases in the number of shares authorized under our 2014 Stock Plan with the next occurring on January 1, 2016; and

(v) 500,000 shares of common stock issuable to Motorola upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola.

RISK FACTORS

Investment in our common stock involves risks. Prior to making a decision about investing in our common stock, you should consider carefully the risk factors incorporated by reference in this prospectus, including the risk factors described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 10, 2015. Those risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of these risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. Our forward-looking statements are generally, but not always, accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “should,” “will,” “may,” “plan,” “goal,” “can,” “could,” “continuing,” “ongoing,” “intend” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to:

•	we have no operating history with respect to our proposed principal business;

•	customers may not adopt our technology or renew their services with us;

•	we may not be able to keep pace with rapid technological changes or the changes in the demands of our customers;

•	any efforts we pursue to increase the value of our spectrum may not be successful;

•	we will rely on the equipment and selling efforts of other parties, such as Motorola’s dealer network;

•	the wireless communication industry is highly competitive and we may not compete successfully;

•	our competitors may improve their existing technology and reduce our competitive advantage;

•	we may not be able to enter our targeted markets quickly enough to compete effectively;

•	we may not be able to compete on price because some of our competitors are financially stronger than we are;

•	spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our planned business operations and future growth; and

•	government regulation could adversely affect our business and prospects.

These and other important factors, including those discussed in this prospectus, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders or any other person that the future plans, estimates or expectations contemplated by us will be achieved. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. The selling stockholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its sole discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors – Risks Related to an Investment in our Common Stock – We do not intend to pay dividends on our common stock for the foreseeable future” contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 10, 2015.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2015:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 1,725,000 shares of our common stock in our May 2015 registered follow-on offering.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto incorporated by reference into or included elsewhere in this prospectus.

	March 31, 2015
	Actual	As Adjusted
Cash	$119,873,668	$184,672,668
Intangible Assets	100,298,444	100,298,444
Accounts payable and accrued expenses	6,467,285	6,467,285
Deferred Revenue	7,114,182	7,114,182

Stockholders’ Equity (Deficiency)
Common Stock	1,253	1,426
Additional Paid-in Capital	255,861,880	320,660,708
Accumulated Deficit	(41,657,179)	(41,657,179)

Total Stockholders’ Equity (Deficiency)	$214,205,954	$279,004,955

This table does not include, as of March 31, 2015:

(i)	issued and outstanding stock options to purchase 1,425,451 shares of our common stock at a weighted average exercise price of $20.73 per share;

(ii)	issued and outstanding restricted stock units for 128,001 shares of our common stock;

(iv)	a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share;

(v)	450,901 shares of our common stock which available for future issuance under our 2014 Stock Plan and the annual increases in the number of shares authorized under our 2014 Plan on January 1, 2016; and

(vi)	500,000 shares of our common stock issuable upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not engaged in any related party transaction since April 1, 2012 in which the amount involved exceeds $120,000 and in which any of our directors, named executive officers or any holder of more than 5% of our common stock, or any member of the immediate family of any of these persons or entities controlled by any of them, had or will have a direct or indirect material interest, other than the compensation arrangements described in “Executive Compensation” and the transactions set forth below.

Conversion of Series AA Preferred Stock

In connection with the June 2014 private placement, all outstanding shares of our Series AA Preferred Stock (the only previously outstanding class of preferred stock) were converted into 748,722 shares of our common stock, including shares issued to related parties consisting of 289,459 shares issued to Brian McAuley and his affiliates, 153,615 shares issued to Peter Schiff and his affiliates, 36,650 shares issued to Andrew Daskalakis and his affiliates, 26,353 shares issued to John C. Sites, 5,198 shares issued to John C. Pescatore and his affiliates, 4,654 shares issued to Frank Creede and his affiliates, and 2,371 shares issued to Morgan O’Brien.

Conversion of Series AA Warrants

In connection with the June 2014 private placement all outstanding warrants to purchase shares of our Series AA Preferred Stock which were previously issued in January 2011, in connection with a recapitalization and financing, were converted into 29,809 shares of our common stock (on a post reverse-split basis). These warrants had an exercise price of $26.49 per share, which was set to increase to $29.80 per share after January 6, 2015. The shares of our common stock issued pursuant to such conversion included 20,329 shares of our common stock issued to related parties, including 15,036 shares issued to Brian McAuley, 3,557 shares issued to Peter Schiff and his affiliates, 848 shares issued to John C. Sites, 383 shares issued to Andrew Daskalakis and his affiliates, 272 shares issued to Frank Creede, and 213 shares issued to Morgan O’Brien.

June 2014 Private Placement

Certain officers and directors, and their affiliates purchased shares of our common stock in the June 2014 private placement for a purchase price of $20.00 per share. The number of shares purchased by each officer and director is as set forth below:

Name of Officer or Director	Shares of Common Stock Purchased in June 2014 private placement
Frank Creede	2,500
Andrew Daskalakis	20,000
Peter Schiff(1)	50,000

(1)	Includes (i) 42,500 shares of common stock purchased by Northwood Ventures, LLC of which Mr. Schiff has shared and dispositive voting power and (ii) 7,500 shares of common stock purchased by Northwood Capital Partners, LLC, of which Mr. Schiff has shared and dispositive voting power.

Restricted Stock Units

From May 12, 2014 through March 31, 2015, we issued 83,804 restricted stock units for shares of our common stock to certain employees and consultants of the Company, including 39,496 to certain officers and directors as set forth below:

Name of Officer or Director	Restricted Stock Units Issued
John Pescatore	24,158
Morgan O’Brien	7,549
Frank Creede	6,039
T. Clark Akers	1,750

Outstanding Notes

We had a $3 million working capital line of credit with Brian McAuley, our Chairman of the Board, of which $1,470,000 had been drawn down as of June 30, 2014. The line of credit was to expire June 30, 2015 and all borrowings earned interest at 10% per annum. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this line of credit, with $1.3 million of such repayment being made through the issuance of 65,000 shares of our common stock, valued for this purpose at $20.00 per share.

We issued a promissory note, dated September 1, 2010, as amended March 31, 2011, in the principal amount of $540,000 to Mr. McAuley. This note earned interest at 10% per annum. No payments were due until June 30, 2015, at which point the entire balance of principal and accrued interest was to be due and payable on demand of Mr. McAuley. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this note in cash from the proceeds of the June 2014 private placement.

We had issued Convertible Notes to certain employees. The Convertible Notes earned interest of 10% per annum. Upon the election of the holder, principal and accrued interest due may convert into shares of our common stock. The number of shares of common stock was to be equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25 per share. The outstanding balance of these notes was $423,852 at June 30, 2014 and March 31, 2014. The Convertible Notes were to mature on June 30, 2015. In the event that the Convertible Notes were not converted into shares of common stock and we achieved EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, we agreed to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on each of the Convertible Notes in cash.

Our Company issued Redeemable Notes with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during fiscal year 2014 and 2013, respectively. The Redeemable Notes earned interest at 10% per annum. The principal amount plus any accrued interest is payable on June 30, 2015. In connection with the June 2014 private placement the Redeemable Notes were amended on May 14, 2014 to provide that the Redeemable Notes would automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of our acquisition of the Spectrum Assets. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

We believe that each of the transactions set forth above was entered into on terms as fair as those that could be obtained from unaffiliated third parties.

Other Agreements with our Management

We have entered into severance plan agreements with certain of our executive officers, which contain severance benefits upon termination of employment. See “Executive Officer Compensation – Severance Arrangements with our Named Executive Officers” contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 10, 2015, for a description of these agreements. Additionally, we have entered into indemnification agreements with our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Certain of our officers and directors are party to an Investor Rights Agreement, as amended May 30, 2014, which entitles the parties thereto to certain registration rights with respect to the equity securities of the Company which they hold and a right of first refusal with respect to certain issuances of equity securities by the Company.

May 2015 Registered Follow-On Offering

In May 2015, we completed a registered follow-on offering of common stock resulting in the sale of 1,725,000 shares of common stock at a purchase price to the public of $40.00 per share, which includes 225,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option. Net proceeds were approximately $64.8 million after deducting underwriting discounts and commissions, and estimated offering expenses. Three of our holders who hold more than 5% of our outstanding common stock, Cerberus Capital Management, L.P., Owl Creek Asset Management, L.P., and American Financial Group, Inc. (Great American) purchased 500,000 shares, 110,000 shares and 62,500 shares, respectively, of our common stock in the follow-on offering.

Related Party Transaction Policy

Pursuant to our code of business conduct and ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will be prohibited from entering into a related party transaction with us without the prior approval of our audit committee or our independent directors. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed agreement, our audit committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of holders of our capital stock. This summary is not complete and is subject to and qualified in its entirety by reference to Delaware law and our amended and restated charter and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. See “Additional Information” for how to obtain copies of our charter and bylaws.

General

As of May 27, 2015, our authorized capital stock consisted of 100,000,000 shares of common stock, par value of $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Outstanding Shares

As of May 27, 2015, there were 14,255,493 shares of common stock issued and outstanding (held by 373 stockholders of record). All of our outstanding shares of common stock are fully paid and nonassessable.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our charter and bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and:

•	to establish from time to time the number of shares to be included in each such series;

•	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

•	to increase or decrease the number of authorized shares of any such series (but not below the number of shares of such series then outstanding).

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent our change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

As of May 27, 2015, there are no shares of our preferred stock issued and outstanding.

Stock Options

As of May 27, 2015, there were outstanding options to purchase an aggregate of 1,465,701 shares of our common stock, with a weighted average exercise price of $21.63 per share, under our 2004, 2010 and 2014 Stock Plans. Our 2014 Stock Plan is the successor equity incentive program to our 2004 and 2010 Stock Plans. The number of shares reserved for issuance under the 2014 Stock Plan will automatically increase on January 1, 2015 and each subsequent anniversary through January 1, 2024 by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or a lesser amount determined by our board of directors. Accordingly, 623,651 shares of common stock were added to our 2014 Stock Plan on January 1, 2015 and as of May 27, 2015, 410,651 are available for future issuance under the 2014 Stock Plan.

Warrants

As of May 27, 2015, there was an outstanding warrant to purchase 6,039 shares of common stock, with an exercise price of $82.79 per share, which expires on June 1, 2016.

Convertible Debt

In connection with the June 2014 private placement, we entered into agreements with certain holders of our outstanding debt to convert their debt into shares of our common stock at a price equal to $20.00 per share upon the Spectrum Closing, including (i) the issuance of approximately 65,000 shares of common stock at a price equal to $20.00 per share as repayment for approximately $1.3 million of our outstanding principal and interest on our working capital line and (ii) the conversion of the Redeemable Notes in the principal amount of $1,016,956 into that number of shares of common stock equal to the sum of $1,423,738 plus outstanding interest divided by $20.00 per share. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

Certain Provisions of Delaware Law and of our Charter and Bylaws

Delaware Law

The following summary of certain provisions of the DGCL and of our amended and restated charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our amended and restated Delaware charter and bylaws. See “Additional Information” for how to obtain copies of our charter and bylaws

Anti-Takeover Provisions of Delaware Law, Our Charter and Our Bylaws

Provisions of the DGCL and our charter and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Amendment

Our charter and our bylaws provide that the affirmative vote of the holders of at least sixty-six and two-thirds (66 2⁄3%) of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, the calling of special meetings of stockholders, and the indemnification of directors.

Size of Board and Vacancies

Our bylaws provide that the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by (i) a majority vote of the directors based on the total number of designated directors, though less than a quorum, or by the sole remaining director or (ii) the stockholders holding a majority of the voting power of all of the then outstanding shares of capital stock of the Company authorized by law or by the charter to vote on such action at a duly called annual meeting or a duly called special meeting of stockholders (including the special election meeting discussed below). The directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director.

Special Stockholder Meetings

Our charter and bylaws generally provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our Chief Executive Officer or by resolution of the board of directors. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting, except for the Special Election Meeting discussed below.

Stockholder Action by Unanimous Written Consent

Any action required or permitted to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of all of the issued and outstanding capital stock of the Company authorized by law or by the charter to vote on such action.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our charter provides otherwise. Our charter does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of our Company. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our charter includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger, or otherwise.

Registration Rights Agreements

In connection with the June 2014 private placement, we entered into a registration rights agreement with FBR Capital Markets & Co. for the benefit of the holders of shares of our common stock purchased in the June 2014 private placement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the registration rights agreement, we filed with the SEC a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. The shelf registration statement was declared effective by the SEC on January 26, 2015.

We will use our commercially reasonable efforts to, subject to the blackout periods described below, continuously maintain the effectiveness of the resale shelf registration statement under the Securities Act until:

•	all shares of common stock covered by the resale registration statement (a) have been resold in accordance with the resale shelf registration statement; (b) have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; or (c) have been sold to us or cease to be outstanding; or

•	January 26, 2016, provided that the registrable shares (a) have been transferred to an unrestricted CUSIP, (b) were, as of the effective date of the resale shelf registration statement listed for trading on the New York Stock Exchange, the NASDAQ Global Market or a similar national securities exchange, (c) were qualified under the applicable state securities or “blue sky” laws of all 50 states, and (d) can be sold under Rule 144 without limitation as to manner of sale or volume.

We will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the resale shelf registration statement (and therefore suspend sales under the resale shelf registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•	the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the resale shelf registration statement would have a material adverse effect on such underwritten offering of primary shares;

•	a majority of the independent members of our board of directors determines in good faith that: (1) the offer or sale of any shares of our common stock under the resale shelf registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the resale shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the resale shelf registration statement (or such filings) to become effective or promptly amend or supplement the resale shelf registration statement, as applicable; or

•	a majority of the independent members of our board of directors determines in good faith, after the advice of counsel, that we are required by law, rule or regulation, or that it is in our best interests, to supplement the resale shelf registration statement or file a post-effective amendment to the resale shelf registration statement in order to incorporate information into the resale shelf registration statement for the purpose of: (1) including in the resale shelf registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the resale shelf registration statement any facts or events arising after the effective date of the resale shelf registration statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represent a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the resale shelf registration statement any material information with respect to the plan of distribution not disclosed in the resale shelf registration statement or any material change to such information.

The cumulative blackout periods may not exceed an aggregate of 90 days in any rolling 12-month period commencing on the completion of the offering or more than 60 days in any rolling 90-day period.

In addition to this limited ability to suspend use of the resale shelf registration statement, until we are eligible to incorporate by reference into the resale shelf registration statement our periodic and current reports that will be filed after the effectiveness of the resale shelf registration statement, we will be required to amend or supplement the resale shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the resale shelf registration statement may be suspended at certain times until the amendment or supplement, as the case may be, is filed and effective.

A holder that sells our common stock pursuant to the resale shelf registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock may be required to deliver information to be used in connection with the resale shelf registration statement in order to have such holder’s shares of our common stock included in the resale shelf registration statement.

Pursuant to FINRA Rule 5110(g)(1), holders of our common stock who purchased shares in the June 2014 private placement and are affiliated with members of FINRA may be required to refrain, during the period commencing on the effective date of the resale shelf registration statement, and ending on July 25, 2015, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such holder’s shares of our common stock through the FINRA member with which such holder is affiliated.

Lock-Up Periods

In connection with the June 2014 private placement, we, along with our directors and executive management team who hold an aggregate of 751,655 shares, have agreed that until July 25, 2015, subject to specified exceptions and waivers, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Our registered follow-on offering of common stock completed in May 2015 was conducted as a result of FBR Capital Markets & Co. granting a waiver to the lock-up we entered into in connection with the June 2014 private placement. In connection with the registered follow-on offering of common stock completed in May 2015, the same parties agreed to similar lock-ups until August 10, 2015, subject to certain exceptions . Upon expiration of the respective “lock-up” periods, certain of our stockholders may have the right to require us to register their shares under the Securities Act.

Registration Rights Granted to Sprint and Motorola

In connection with Spectrum Closing, we entered into a registration rights agreement with Sprint, providing Sprint registration rights with respect to 500,000 shares of common stock we issued in connection with the Spectrum Closing and providing Sprint the same rights and privileges with respect to such shares of common stock as those granted to the other selling stockholders in connection with the June 2014 private placement and described above. Pursuant to a membership issuance agreement we entered into with Motorola, Motorola has registration rights for the shares of our common stock underlying the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, held by Motorola and the membership issuance agreement provides Motorola the same rights and privileges with respect to such underlying shares of our common stock as those granted to the other selling stockholders in connection with the June 2014 private placement and described above.

Additional Registration Rights

As of May 27, 2015, holders of 556,940 shares of our common stock were entitled to rights with respect to the registration of their shares under the Securities Act, including piggy-back registration rights, which they have agreed to waive in connection with this offering. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Stock Exchange Listing

On February 3, 2015, shares of our common stock became listed for trading on The NASDAQ Capital Market under the symbol “PDVW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences to a Non-United States Holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “Non-United States Holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to Non-United States Holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

*   *   *   *

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a Non-United States Holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Sale, Exchange, or Other Taxable Disposition of Common Stock” below.

Except as described below, if you are a Non-United States Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished us with:

•	a valid Internal Revenue Service (“IRS”) Form W-8BEN, Form W-8BEN-E or other applicable form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made to certain foreign intermediaries, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations. Special certification and other requirements apply to certain Non-United States Holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid IRS Form W-8ECI or other applicable form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate Non-United States Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange, or Other Taxable Disposition of Common Stock

Subject to the discussion below under the section titled “Additional Withholding and Information Reporting Requirements,” in general, a Non-United States Holder will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of a share of our common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other conditions; or

•	we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-United States Holder’s holding period in the share of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-United States Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period ending on the date of disposition.

We believe we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future.

If a Non-United States Holder is engaged in a trade or business in the United States and gain recognized by the Non-United States Holder on a sale or other disposition of our common stock is effectively connected with the conduct of such trade or business, the Non-United States Holder generally will be subject to regular United States income tax as if the Non-United States Holder were a United States person, subject to an applicable income tax treaty providing otherwise. Additionally, a Non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30% (or, if applicable, a lower income tax treaty rate). Non-United States Holders whose gain from dispositions of our common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their tax advisors with respect to the U.S. tax consequences of the purchase, ownership and disposition of our common stock.

An individual who is subject to U.S. federal income tax because such individual was present in the United States for 183 days or more in the taxable year of the taxable disposition of our common stock will be subject to a flat 30% tax on the gain derived from such disposition, which may be offset by U.S. source capital loss. If a Non-United States Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet above will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to tax if such gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each Non-United States Holder certain information including the Non-United States Holder’s name, address and taxpayer identification number, the aggregate amount of distributions on our common stock paid to that Non-United States Holder during the calendar year and the amount of tax withheld, if any. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty or other agreement.

Backup withholding is imposed on dividends and certain other types of payments to certain United States persons (currently at a rate of 28%). In general, backup withholding will not apply to payments of dividends on common stock or proceeds from the sale of common stock payable to a Non-United States Holder if the certification described above under “Distributions on Common Stock” is duly provided by such Non-United States Holder or the Non-United States Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to distributions even if an exemption from backup withholding is established.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be allowed as a refund or a credit against such Non-United States Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Non-United States Holders are urged to consult their tax advisors regarding their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Additional Withholding and Information Reporting Requirements

A 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to

(i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

Prospective investors should consult their tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS SUMMARY AS LEGAL OR TAX ADVICE.

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES MAY NOT BE THE SAME FOR ALL POTENTIAL INVESTORS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

SHARES ELIGIBLE FOR FUTURE SALE

As of May 27, 2015, we had 14,255,493 shares of common stock outstanding (which includes the 500,000 shares of common stock issued to Sprint in connection with the Spectrum Closing). We filed a registration statement in respect of the 11,925,000 shares being offered by the selling stockholders named therein, including 500,000 shares of common stock issuable upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola. The registration statement was declared effective by the SEC on January 26, 2015. We have filed this post-effective amendment to the registration statement in connection with the filing of our Annual Report on Form 10-K for the year ended March 31, 2015. All of the 10,988,237 shares of our common stock (including 500,000 shares of common stock issuable upon conversion of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, held by Motorola) remaining to be sold by the selling stockholders pursuant to the registration statement of which this prospectus is a part are freely tradable without restriction or further registration under the Securities Act upon sale, unless such shares are held by an affiliate, or such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144.

There are 706,399 outstanding shares of our common stock that are deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreed to in the Registration Rights Agreement and in connection with our registered follow-on offering of common stock, holders of restricted shares will be entitled to sell those shares in the public market if and when those shares are registered or if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

Our common stock began trading on The NASDAQ Capital Market on February 3, 2015. As a result, there is limited trading history and volume in our common stock and we cannot assure you that a more active or liquid trading market for our common stock will develop or be sustained if it does develop, either of which could materially and adversely affect the market price of our common stock and the ability of stockholders to sell their shares at the volume, prices and times desired. Further, we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Issuances or sales of substantial amounts of our common stock, or the perception that such issuances or sales could occur, could cause the market price of our common stock to decline significantly and make it more difficult for us to raise additional capital through a future sale of securities.

Rule 144

In general, under Rule 144, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, or 1,425,549 shares as of May 27, 2015; and

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our stockholders who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement before we became subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, is eligible to resell those shares in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about the issuer.

Registration of Shares Issued Pursuant to Stock Plans

In addition to the registration statement of which this prospectus is a part, we have filed and intend to file registration statements under the Securities Act to register shares to be issued pursuant to our stock plans. As a result, any shares issued or options or rights exercised under our 2014 Stock Plan or our prior stock plans, or any other benefit plan we adopt will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed in this prospectus. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144.

As May 27, 2015, there were outstanding options to purchase an aggregate of 1,465,701 shares of our common stock at a weighted average exercise price of $21.63 per share, of which 353,019 shares are fully-vested as of such date.

Lock-Up Periods

In connection with the June 2014 private placement, we, along with our directors and executive management team who hold an aggregate of 751,655 shares, have agreed that until July 25, 2015, subject to specified exceptions and waiver, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. In addition, in connection with the registered follow-on offering of common stock completed in May 2015, the same parties agreed to similar lock-ups until August 10, 2015. Upon expiration of the respective “lock-up” periods, certain of our stockholders may have the right to require us to register their shares under the Securities Act.

Registration Rights

For the registration rights held by the selling stockholders listed in this prospectus see “Description of Capital Stock – Registration Rights Agreements.”

In addition to the selling stockholders listed in this prospectus, the holders of 556,940 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to their agreement to waive their rights to include their shares in this prospectus. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

SELLING STOCKHOLDERS

This prospectus covers shares of our common stock sold in the private placement, shares of our common stock issued to Sprint and shares of our common stock issuable upon conversion of equity securities of our wholly-owned subsidiary, PDV Spectrum Holding Company, LLC. Some of the shares sold in the private placement were purchased by FBR Capital Markets & Co., or FBR, as initial purchaser, and resold by it to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act, in each case pursuant to an exemption from registration under the Securities Act. The remaining shares sold in the private placement were sold directly to “accredited investors” as defined in Rule 501(a) under the Securities Act pursuant to an exemption from registration under the Securities Act. FBR acted as sole placement agent in the private placements.

When we refer to the selling stockholders in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth in the following table. There is no requirement for the selling stockholders to sell their shares, and we do not know when, or if, or in what amount the selling stockholders may offer the securities for sale pursuant to this prospectus.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of May 27, 2015. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to whether the selling stockholders will in fact sell any or all of their shares of common stock.

To our knowledge and except as noted below or elsewhere in this prospectus, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

	Beneficial ownership as of the date of this Prospectus		Shares registered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after the Offering
Selling Stockholders	Shares	Percentage of class		Shares	Percentage of class
Cerberus Capital Management, L.P.(1)	2,804,872	19.68%	1,768,600	1,036,272	7.27%
FIE II LLC(2)	1,500,000	10.52%	1,500,000	—	—
Owl Creek Asset Management L.P.(3)	1,328,672	9.32%	1,218,672	110,000	*
Great American(4)	1,112,500	7.80%	1,050,000	62,500	*
Claren Road(5)	955,300	6.70%	955,300	—	—
QVT Financial LP(6)	704,245	4.94%	704,245	—	—
Serengeti Asset Management(7)	300,000	2.10%	299,658	342	*
Credit Suisse Securities (USA) LLC(8)	972,000	6.82%	600,000	372,000	2.61%
UBS Global Asset Management (America) Inc.(9)	527,350	4.23%	527,350	—	—
Sprint Corporation(10)	506,039	3.55%	500,000	6,039	*
Standard General LP(11)	191,782	1.35%	191,782	—	—
Motorola Solutions, Inc.(12)	500,000	3.39%	500,000	—	—
SilverPoint Capital Fund, L.P.(13)	282,000	1.98%	282,000	—	—
Allen Global Partners(14)	250,000	1.75%	250,000	—	—

	Beneficial ownership as of the date of this Prospectus		Shares registered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after the Offering
Selling Stockholders	Shares	Percentage of class		Shares	Percentage of class
Peter Schiff(15)	231,538	1.86%	50,000	181,538	1.27%
Riva Ridge Master Fund, LTD(16)	210,360	1.48%	200,360	10,000	*
Clearline Capital Management, LP(17)	100,000	*	87,800	12,200	*
Archer Capital Management, LP(18)	120,000	*	75,000	45,000	—
Telemetry Securities LLC(19)	59,900	*	59,900	—	—
Andrew Daskalakis(20)	63,953	*	20,000	43,953	*
HRS Investment Holdings LLC(21)	40,000	*	40,000	—	—
Merced Partners Limited Partnership(22)	41,400	*	25,100	16,300	—
Frank J. Creede(23)	54,426	*	2,500	51,926	*
Harvest 2004 LLC(24)	32,000	*	20,000	12,000	—
Other Selling Stockholders (as a group)(25)	58,750	*	58,750	—	—

*	Less than one percent

Beneficial ownership of shares and percentage ownership are determined in accordance with the SEC’s rules. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options, warrants or restricted stock units held by that individual or entity that are either currently exercisable or exercisable within 60 days from the date of this prospectus are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. We have based our calculations of the percentage of beneficial ownership on 14,255,493 shares of common stock outstanding as of May 27, 2015.

(1)	Includes (i) 2,360,975 shares of common stock held by Cerberus Institutional Partners V, LP, (ii) 228,407 shares of common stock held by Cerberus International II Master Fund, LP, and (iii) 215,490 shares of common stock held by Cerberus Partners II, L.P. We have been informed by the selling stockholder that Stephen Feinberg, through one or more intermediaries, exercises sole voting and dispositive power over the shares held by Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P. and Cerberus Partners II, L.P.
(2)	PIMCO BRAVO Fund II, L.P. is the sole member of FIE II LLC. PIMCO GP XII, LLC is the sole general partner of PIMCO BRAVO Fund II, L.P. Pacific Investment Management Company LLC, or PIMCO, is the sole manager of PIMCO GP XII, LLC and has ultimate voting and investment control over the shares held by FIE II LLC, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. PIMCO is an indirect subsidiary of Allianz SE, which is a publicly held company in Germany.
(3)	Includes 684,900 shares of common stock held by Owl Creek Overseas Master Fund, LTD, 338,300 shares of common stock held by Owl Creek II, LP, 119,500 shares of common stock held by Owl Creek SRI Master Fund, LTD, 155,572 shares of common stock held by Owl Creek Credit Opportunities Master Fund, LP, and 30,400 shares of common stock held by Owl Creek I, LP, each of which are controlled by Owl Creek. Owl Creek Advisors, LLC, is the general partner of each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Owl Creek Asset Management, L.P. is the investment manager with respect to the shares of common stock held by each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Jeffrey A. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and is the managing member of Owl Creek Advisors, LLC. We have been informed by the selling stockholder that Jeffrey A. Altman, Owl Creek Asset Management, L.P. and Owl Creek Advisors, LLC each disclaim any direct ownership of the shares held by the selling stockholders.

(4)	Includes (i) 687,500 shares of common stock held by Great American Life Insurance Company and (ii) 425,000 shares of common stock held by Great American Insurance Company. Each of Great American Life Insurance Company and Great American Insurance Company is a wholly owned subsidiary of American Financial Group, Inc. The Board of Directors of American Financial Group, Inc. consists of Carl H. Linder III, S. Craig Linder, Kenneth C. Ambrecht, John B. Berding, Joseph E. Consolino, Virginia C. Drosos, James E. Evans, Terry S. Jacobs, Gregory G. Joseph, William W. Verity and John Von Lehman who exercise voting and investment control over the shares held by the stockholder.
(5)	Includes (i) 511,862 shares of common stock held by Claren Road Credit Master Fund, Ltd. and (ii) 443,438 shares of common stock held by Claren Road Credit Opportunities Master Fund, Ltd. Claren Road Asset Management, LLC serves as investment manager for each of Claren Road Credit Opportunities Master Fund, Ltd. And Claren Road Credit Master Fund, Ltd. We have been informed by the selling stockholder that each of Brian Riano, Sean Fahey, John Eckerson and Albert Marino share voting and dispositive power over the shares held by the selling stockholder.
(6)	Includes (i) 534,904 shares of common stock held by QVT Fund V LP, (ii) 100,539 shares of common stock held by QVT Fund IV LP, and (iii) 68,802 shares of common stock held by Quintessence Fund LP. Each of QVT Fund IV LP, OVT Fund V LP and Quintessence Fund L.P. are managed by their general partner, QVT Financial GP LLC. QVT Financial LP is the investment manager of each Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP and shares voting and investment control over the securities held by Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. We have been advised by the selling stockholder that the managing members of QVT Financial GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu and that each of Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu disclaims beneficial ownership of the securities held by Quintessence Fund L.P., QVT Fund IV LP and OVT Fund V LP.
(7)	Includes 88,618 shares held by Rapax OC Master Fund Ltd. and 211,382 shares held by Serengeti Opportunities MM L.P. J.L., each of which is controlled by Serengeti Asset Management LP. Serengeti Management LLC is the general partner of Serengeti Asset Management LP. We have been informed by the selling stockholder that Joseph A. LaNasa III holds voting and dispositve power over the shares.
(8)	We have been informed by the selling stockholder that Robert Franz, Robert MacNaughton and Ken Hoffman each share voting and dispositive power over the shares held by Credit Suisse Securities (USA) LLC.
(9)	UBS Global Asset Management (Americas) Inc. is acting solely in its capacity as investment adviser on behalf of its clients. UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of the securities in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended. In accordance with SEC Release No. 34-39538 (January 12, 1998), this information reflects the securities beneficially owned by the UBS Global Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. This information does not reflect securities, if any, beneficially owned by any other division of UBS Group AG.
(10)	Includes 500,000 shares of common stock held by Machine License Holding, LLC, a wholly-owned indirect subsidiary of Sprint Corporation. Also includes a warrant to purchase 6,039 shares of common stock held by Sprint Corporation.
(11)	Includes (i) 108,112 shares held by Standard General Master Fund LP and (ii) 83,670 shares held by P Standard General Ltd. The investment manager of Standard General Master Fund L.P. and P Standard General Ltd. is Standard General L.P., the general partner of which is Standard General Holdings L.P. The general partner of Standard General Holdings L.P. is Standard General S Corp. We have been advised by the selling stockholder that Soohyung Kim has voting and dispositive power over these shares.
(12)	Represents 500,000 shares of common stock issuable upon conversion of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola Solutions, Inc.
(13)

Includes (i) 162,420 shares held by Silver Point Capital Fund, L.P. and (ii) 119,580 shares held by Silver Point Capital Offshore Master Fund, L.P. Silver Point Capital, L.P. is the investment manager of Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. Mr. Edward A. Mulé and Robert J. O’Shea are each members of

Silver Point Capital Management, LLC. Silver Point Capital Fund, L.P, Silver Point Capital Management, LLC and Messrs. Mulé and O’Shea may be deemed to be the beneficial owners of the shares held by Silver Point Capital Fund, L.P. Silver Point Capital, L.P. has sole voting and investment power with respect to the shares held by Silver Point Capital Fund, L.P. Silver Point Capital Management, LLC and Messrs. Mule and O’Shea each have shared voting and investment power.
(14)	We have been informed by the selling stockholder that Bob Dean, Matt Westfall and Vicken Astourian hold voting and dispositive power over the shares.
(15)	Includes (i) 36,089 shares of common stock held by Northwood Capital Partners, LLC, of which Mr. Schiff has shared dispositive and voting power, (ii) 179,027 shares of common stock held by Northwood Ventures, LLC of which Mr. Schiff has shared dispositive and voting power, (iii) 5,711 shares of common stock held by SK Partners, of which Mr. Schiff has shared dispositive and voting power and (iv) 5,711 shares of common stock held by Southfield Communications, of which Mr. Schiff has shared dispositive and voting power. Also includes an option to purchase 5,000 shares of common stock held by Mr. Schiff at an exercise price of $20.00 per share, which is fully vested.
(16)	The investment manager of Riva Ridge Master Fund, Ltd. is Riva Ridge Capital Management LP. We have been advised by the selling stockholder that each of Stephen Golden and James Shim share voting and dispositive power as managing members of the general partner of Riva Ridge Capital Management LP.
(17)	Includes 60,265 shares of common stock held by Clearline Capital Partners Master Fund LP and 39,735 shares of common stock held by Clearline Capital Partners LP. We have been informed by the selling stockholder that Marc Majzner holds voting and dispositive power over the shares.
(18)	Includes (i) 97,582 shares of common stock held by Archer Capital Master Fund, L.P., (ii) 13,539 shares held by Hastings Master Fund, L.P. and 8,879 shares held by Archer Crossbow Master Fund, L.P, for each of which Archer Capital Management, L.P. is the investment manager, of which Canton Holdings, L.L.C. is the general partner. We have been advised by the selling stockholder that each of Joshua A Lobel and Eric J. Eddin, as the principals of Canton Holdings, L.L.C., share voting and dispositive power with respect to the shares held by the selling stockholder.
(19)	Telemetry Securities LLC is controlled by Telemetry Fund I LP, which is controlled by Telemetry Advisors LLC. We have been informed by the selling stockholder that each of Andrew Schorr and Daniel Schorr share voting and dispositive power over the shares held by Telemetry Securities LLC.
(20)	Includes (i) 21,920 shares of common stock held by Andrew Daskalakis and (ii) 37,033 shares of common stock held by AMK International, Inc. of which Mr. Daskalakis has shared dispositive and voting power and (iii) an option to purchase 5,000 shares of common stock held by Mr. Daskalakis at an exercise price of $20.00 per share, which is fully vested.
(21)	HRS Investment Holdings LLC is managed by HRS Management, LLC. We have been informed by the selling stockholder that Joshua Harris holds voting and dispositive power over the shares held by HRS Investment Holdings LLC.
(22)	Shares are held by Merced Partners Limited Partnership, of which Merced Capital, L.P. is the general partner. Series E of Merced Capital Partners, LLC is the general partner of Merced Capital, L.P. We have been informed by the selling stockholder that David A. Ericson, Stuart B. Brown, Vince Vertin, Heuank Vroege, Thomas C. Rock and Joel Anderson hold voting and dispositive power of the shares.
(23)	Includes options to purchase 6,491 shares of common stock at a weighted-exercise price of $21.71 per share and 14,548 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. Creede’s employment with the Company and (ii) May 12, 2017. Includes an option to purchase 17,500 shares of common stock that is exercisable on June 10, 2015 at an exercise price of $20.00 per share, with the remainder of the options vesting in three equal annual installments of 17,500 shares.
(24)	We have been informed by the selling stockholder that Richard Horstmann holds voting and dispositive power over the shares.
(25)	Represents shares held by 13 selling stockholders not listed above who, as a group, own less than 1.0% of our outstanding common stock prior to this offering.

PLAN OF DISTRIBUTION

General

We have registered the shares of common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The prices at which the selling stockholders may sell the shares of common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The selling stockholders may use any one or more of the following methods when selling the shares of common stock offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

Our common stock began trading on The NASDAQ Capital Market on February 3, 2015. As a result, there is limited trading history and volume in our common stock and we cannot be assured that a more active or liquid trading market for our common stock will develop or be sustained if it does develop, either of which could materially and adversely affect the market price of our common stock and the ability of stockholders to sell their shares at the volume, prices and times desired.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. In compliance with FINRA guidelines, the maximum commission or discount to be received by an FINRA member or independent broker-dealer may not exceed 8% for the sale of any securities registered hereunder. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We are required to pay and have paid certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities. See “Description of Capital Stock – Registration Rights Agreements.”

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and in compliance.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased or otherwise acquired shares (i) in the private placement (ii) subsequent to the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and/or (iii) that are excluded from underwriting compensation pursuant to FINRA Rule 5110(d)(5), will agree not to sell, transfer, assign, pledge, hypothecate or subject to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, for the 180-day period prescribed by FINRA Rule 5110(g)(1), except as otherwise provided in FINRA Rule 5110(g)(2).

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of shares of our common stock by means of this prospectus must be settled with shares of common stock bearing our general (not necessarily restricted) common stock CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, Continental Stock Transfer & Trust Co. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of our common stock and certain legal matters will be passed upon for us by DLA Piper LLP (US), San Diego, California. As of the date of this prospectus, attorneys at DLA Piper LLP (US), beneficially own an aggregate of 15,900 shares of our common stock representing approximately 0.11% of our outstanding shares of common stock.

EXPERTS

PKF O’Connor Davies, a division of O’Connor Davies, LLP, independent registered public accounting firm, has audited our financial statements as of March 31, 2015 and 2014, and for each of the three years ended March 31, 2015 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on PKF O’Connor Davies’ report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by the selling stockholders named in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we are required to file reports, proxy statements and other information with the Securities and Exchange Commission. We maintain a website at www.pdvwireless.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate” into this prospectus information that we have filed with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	Our Annual Report on Form 10-K for the year ended March 31, 2015, filed with the SEC on June 10, 2015; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on January 30, 2015.

By incorporating by reference our Annual Report on Form 10-K and our Registration Statement on Form 8-A, we can disclose important information to you by referring you to these documents, which are considered part of this prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by contacting our Corporate Secretary at 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424 or by calling (973) 771-0300. Copies of any of these documents may also be obtained free of charge through our website at www.pdvwireless.com.

Up to 10,988,237 Shares

Common Stock

PROSPECTUS

Pacific DataVision, Inc.

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement all of which will be paid by us. All of the amounts are estimated except for the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission registration fee	$	*
Legal and accounting fees and expenses		$30,000
Printing expenses		$10,000
FINRA filing fees	$	*
Total		$40,000

*	Previously paid

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (“DGCL”) relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Article XI of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) specifies that a director of the Company shall not be personally liable to the Company or to any stockholders for monetary damages for breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Article XII of the Certificate of Incorporation and Article XIII of the Company’s Amended and Restated Bylaws (the “Bylaws”) state that the Company shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding authorized by the Company’s board of directors by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company.

Article XIII of the Certificate of Incorporation permits the Company to purchase and maintain director or officer liability insurance.

The registrant has entered into indemnification agreements with its directors and officers. Subject to certain limited exceptions, under these agreements, the registrant will be obligated, to the fullest extent not prohibited by the DGCL, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the registrant. The registrant also maintains liability insurance for its directors and officers in order to limit its exposure to liability for indemnification of such persons.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since April 1, 2012, the registrant made the following issuances of its unregistered securities as described below. All share amounts have been retroactively adjusted to give effect to the reverse stock split of 33.11451201-for-1 of the registrant’s common stock and the conversion of the registrant’s outstanding shares of Series AA preferred stock to common stock, each effected on June 10, 2014.

(1) On May 12, 2014, the registrant issued restricted stock units for 82,054 shares of its common stock to certain employees and consultants pursuant to the registrant’s 2010 Stock Plan.

(2) From May 14, 2014 through September 30, 2014, the registrant issued certain directors, employees and consultants stock options to purchase 1,071,750 shares of the registrant’s common stock and a restricted stock unit for 1,750 shares of the registrant’s common stock, pursuant to the registrant’s 2014 Stock Plan at an exercise price of $20.00 per share.

(3) On June 10, 2014, the registrant completed a private placement in which it sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2), Rule 144A and Regulation S under the Securities Act.

(4) On June 10, 2014, in connection with the private placement, the registrant converted all outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of the registrant’s common stock upon the closing of the private placement. issued upon the conversion of all outstanding warrants to purchase shares of our Series AA Preferred Stock, and (iii) all outstanding restricted stock units for shares of our Series AA Preferred Stock were converted to 44,197 restricted stock units for shares of our common stock were.

(5) From January 2013 through May 2014, the registrant issued redeemable promissory notes in the aggregate amount of $1,016,956.00, which included detachable warrants to purchase shares of common stock at a rate of 150 shares of common stock for every $1,000 in principal. Under the original terms, the warrants would detach if the registrant failed to repay the entire principal and outstanding interest by July 1, 2014. In connection with the private placement, on May 14, 2014, the redeemable promissory notes were amended to provide that (a) the redeemable promissory notes will automatically be converted into that number of shares of the registrant’s common stock equal to the sum of 140% of the outstanding principal on the redeemable promissory notes plus outstanding interest divided by $20.00 per share upon the closing of registrant’s acquisition of the Spectrum Assets from Sprint Corporation and (b) the warrants will not detach, and therefore, will not be exercisable.

(6) On September 15, 2014, in connection the Spectrum Closing, the Company issued 500,000 shares of its common stock to Sprint at a deemed value of $20.00 per share as partial consideration for the purchase by the Company of the Spectrum Assets from Sprint.

(7) On September 15, 2014, the Company’s wholly-owned subsidiary, PDV Spectrum Holding Company, LLC, issued 500,000 Class B Units to Motorola for consideration of $10 million. The Class B units are immediately convertible at the option of Motorola into 500,000 shares of the Company’s common stock.

(8) On September 15, 2014, the Company issued 65,000 shares of its common stock, which was issued in connection with the cancellation of $1.3 million of outstanding debt;

(9) On September 15, 2014, the Company issued, 77,734 shares of its common stock, which was issued in connection with the automatic conversion of the outstanding redeemable notes, at the Spectrum Closing.

(10) On January 26, 2015, the Company completed a private placement with a secondary closing on January 30, 2015. The registrant sold 57,470 shares of common stock at a purchase price of $25.00 per share to certain accredited investors in reliance on exemptions from registration under the Securities Act. The net proceeds from the January 2015 private placement were approximately $1,380,000.

Unless otherwise stated above, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or issuances are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Woodland Park, State of New Jersey, on June 10, 2015.

PACIFIC DATAVISION, INC.

By:	/s/ John Pescatore
John Pescatore Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Brian McAuley	Chairman of the Board	June 10, 2015

* Morgan O’Brien	Vice Chairman of the Board	June 10, 2015

/s/ John Pescatore John Pescatore	Director, President and Chief Executive Officer (Principal Executive Officer)	June 10, 2015

/s/ Timothy Gray Timothy Gray	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2015

* T. Clark Akers	Director	June 10, 2015

* Andrew Daskalakis	Director	June 10, 2015

* Peter Schiff	Director	June 10, 2015

* John C. Sites	Director	June 10, 2015

*By:	/s/ John Pescatore
John Pescatore Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement, dated May 12, 2015, by and between the Company and FBR Capital Markets & Co., as representative of the several underwriters named therein (filed as Exhibit 1.1 to the Current Report on Form 8-K, filed with the SEC on May 13, 2015 and incorporated herein by reference (File No. 001-36827-15856653))

3.1	Amended and Restated Certificate of Incorporation of Pacific DataVision, Inc. (the “Company”) (filed as Exhibit 3.1 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

3.2	Amended and Restated Bylaws of the Company (filed as Exhibit 3.2 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.1	Form of Common Stock Certificate of the Company (filed as Exhibit 4.1 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.2	Registration Rights Agreement, dated June 10, 2014, by and among the Company, certain of the Company’s executive officers named therein, and FBR Capital Markets & Co., on behalf of the investors participating in the June 2014 private placement (filed as Exhibit 4.2 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.3	Amended and Restated Investor Rights Agreement, dated October 2010, by and among the Company and investors named therein (filed as Exhibit 4.3 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.4	Amendment and Waiver of Rights under Amended and Restated Investor Rights Agreement, approved May 30, 2014, by and among the Company and the investors named therein (filed as Exhibit 4.4 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.5	Form of Common Stock Purchase Warrant, dated August 6, 2004, by and among the Company and the investors therein (filed as Exhibit 4.5 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.6	Note and Warrant Purchase Agreement, dated January 1, 2013, by and among the Company and the investors named therein (filed as Exhibit 4.6 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.7	Form of Redeemable Convertible Promissory Notes, dated January, 2013 (filed as Exhibit 4.7 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.8	Amendment to Redeemable Convertible Promissory Notes, approved May 30, 2014 (filed as Exhibit 4.8 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.9	Working Capital Advance Agreement, dated August 1, 2010, by and among the Company and Brian McAuley (filed as Exhibit 4.9 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.10	Amended and Restated Promissory Note, dated September 1, 2010, as amended March 31, 2011, by and among the Company and Brian McAuley (filed as Exhibit 4.10 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

Exhibit No.	Description of Exhibit

4.11	Form of Convertible Promissory Note issued to certain of the Company’s employees (filed as Exhibit 4.11 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

4.12	Registration Rights Agreement, dated September 15, 2014, by and between the Company and Machine License Holding, LLC (filed as Exhibit 4.12 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156)).

5.1**	Opinion and Consent of DLA Piper LLP (US) (filed as Exhibit 5.1 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156)).

10.1+	2004 Stock Plan, as amended (filed as Exhibit 10.1 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.2+	Form of Stock Option Agreement under 2004 Stock Plan (filed as Exhibit 10.2 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.3+	2010 Stock Plan, as amended (filed as Exhibit 10.3 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.4+	Form of Stock Option Agreement under 2010 Stock Plan (filed as Exhibit 10.4 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.5+	Form of Restricted Stock Bonus Agreement under 2010 Stock Plan (filed as Exhibit 10.5 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.6+	2014 Stock Plan (filed as Exhibit 10.6 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.7+	Executive Form of Notice of Grant of Stock Option and Stock Option Agreement under 2014 Stock Plan (filed as Exhibit 10.7 to the Annual Report on Form 10-K for the year ended March 31, 2015, filed with the SEC on June 10, 2015 and incorporated herein by reference (File No. 001-36827))

10.8+	Non-employee Director Form of Notice of Grant of Stock Option and Stock Option Agreement under 2014 Stock Plan (filed as Exhibit 10.8 to the Annual Report on Form 10-K for the year ended March 31, 2015, filed with the SEC on June 10, 2015 and incorporated herein by reference (File No. 001-36827))

10.9+	Non-employee Director Form of Grant of Restricted Stock Units and Restricted Stock Units Agreement under 2014 Stock Plan (filed as Exhibit 10.9 to the Annual Report on Form 10-K for the year ended March 31, 2015, filed with the SEC on June 10, 2015 and incorporated herein by reference (File No. 001-36827))

10.10+	Form of Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement under 2014 Stock Plan (filed as Exhibit 10.8 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.11+	Form of Indemnification Agreement by and among the Company and its officers and directors (filed as Exhibit 10.9 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.12+	Employment Agreement, dated August 9, 2004, by and among the Company and John Pescatore (filed as Exhibit 10.10 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

Exhibit No.	Description of Exhibit

10.13+	Amendment to Employment Agreement, dated June 1, 2012 by and among the Company and John Pescatore (filed as Exhibit 10.11 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.14+	Employment Agreement, dated July 1, 2004, by and among the Company and Frank Creede (filed as Exhibit 10.12 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.15+	Amendment to Employment Agreement, dated June 1, 2012 by and among the Company and Frank Creede (filed as Exhibit 10.13 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.16†	Asset Purchase Agreement, dated May 13, 2014, by and among the Company and FCI 900, Inc., ACI 900, Inc., Machine License Holding, LLC, Nextel WIP License Corp., and Nextel License Holdings 1, Inc. (filed as Exhibit 10.14 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.17	Letter Amendment to the Asset Purchase Agreement, dated May 28, 2014, by and among the Company and FCI 900, Inc., ACI 900, Inc., Machine License Holding, LLC, Nextel WIP License Corp., and Nextel License Holdings 1, Inc. (filed as Exhibit 10.15 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.18†	Management Services Agreement, dated September 15, 2014, by and between Sprint Spectrum, L.P. and the Company (filed as Exhibit 10.18 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.19†	License Agreement, dated September 15, 2014, by and between Sprint/United Management Company and the Company (filed as Exhibit 10.19 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.20†	Spectrum Rights Agreement, dated September 8, 2014, by and between PDV Spectrum Holding Company, LLC and Motorola Solutions, Inc. (filed as Exhibit 10.20 to the Registration Statement on Form S-1, filed with the SEC on December 19, 2014 and incorporated herein by reference (File No. 333-201156))

10.21+	Pacific DataVision, Inc. Executive Severance Plan (filed as Exhibit 99.1 to the Current Report on Form 8-K, filed with the SEC on March 27, 2015 and incorporated herein by reference (File No. 001-36827-15731791))

10.22+	Form of Pacific DataVision, Inc. Executive Severance Plan Participation Agreement (filed as Exhibit 99.2 to the Current Report on Form 8-K, filed with the SEC on March 27, 2015 and incorporated herein by reference (File No. 001-36827-15731791))

21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registration Statement on Form S-1, filed with the SEC on April 27, 2015 and incorporated herein by reference (File No. 333-203681))

23.1	Consent of PKF O’Connor Davies, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company

23.2**	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1**	Power of Attorney

+	Management Compensation Plan
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.
**	Previously Filed